EXHIBIT 99.5

illumin Reports Second Quarter 2023 Financial Results

Total Revenue of $33.2 million Up 17.3% YoY
illumin Self-Serve Revenue Up 145% QoQ As Client Base Grew 54%

(All monetary figures are expressed in thousands of Canadian dollars unless otherwise stated)

TORONTO and NEW YORK, Aug. 10, 2023 (GLOBE NEWSWIRE) -- illumin Holdings Inc. (TSX:ILLM, Nasdaq:ILLM) (“illumin” or the “Company”), a journey advertising technology company that empowers marketers to make smarter decisions about communicating with online consumers, today announced its financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

  Second quarter 2023 revenue was $33.2 million, an increase of 17.3% year-over-year, and an increase of 25.3% over first quarter 2023 revenue, as we continue to see the benefits of our strategic investments in illumin sales, marketing, and product development.
  illumin self-serve revenue was $5.4 million, up 145% from $2.2 million in Q1 2023 and represents 16.4% of total revenue, up from 8.3% in Q1 2023. The Company exited the second quarter at an annualized revenue run rate of $22 million.
  illumin’s self-serve client base grew 54% sequentially to 145, positioning the Company for further illumin self-serve revenue growth in 2023.
  Second quarter 2023 gross margin was 47.8%, compared to 51.9% for the same period in 2022, reflecting changes in geographic mix and an increasing proportion of self-service revenue.
  Net revenue or gross profit for the three months ended June 30, 2023 was $15.9 million, an increase of 8.2% compared to $14.7 million for the same period in 2022.
  Adjusted EBITDA was $0.02 million for the second quarter, compared to $1.5 million in the prior year period, reflecting ongoing strategic investments in R&D, sales and marketing to support illumin’s growth.
  Q2 2023 net loss was $(5.6) million compared to net income of $1.2 million in Q2 2022, reflecting the previously mentioned strategic investments in illumin and a foreign exchange loss of $2.4 million in the current period, compared to a gain of $3.2 million in Q2 2022.
  At June 30, 2023, the Company had cash and cash equivalents of $65.7 million, compared to $85.9 million as of December 31, 2022. This decrease was largely attributable to a combination of net loan repayments, share repurchases, investments in our platform, negative cash from operations, unfavourable changes in non-cash working capital due to timing, and the foreign exchange impact of a weakening US dollar on our US dollar cash. Reversal of timing differences post quarter-end increased the cash balance to $71.8 million.
  Post quarter-end, the Company launched a substantial issuer bid (“SIB”) to purchase for cancellation up to 15.8 million of its common shares for an aggregate purchase price not to exceed $40.0 million.
  Additionally, the Company announced its intention to voluntarily delist from The Nasdaq Stock Market (“Nasdaq”) as soon as practical after the expiry of the SIB. The reasons for this decision include high insurance, accounting, and legal & compliance costs associated with a continued U.S. stock exchange listing. The Company currently expects that the delisting will be effective immediately prior to the open of trading on September 11, 2023.

“We reported strong total revenue growth of more than 17% year-over-year during the second quarter,” said Tal Hayek, Co-Founder and Chief Executive Officer of illumin. “This was due to the substantial boost from illumin's distinct self-serve journey advertising platform. The ongoing enhancement of illumin remains a priority, and we anticipate expanding our groundbreaking technological platform with compelling new features in the upcoming period, including the incorporation of Digital Out-of-Home.”

Mr. Hayek continued, “We continued to scale up our illumin growth engine by adding 51 new self-serve logos in the quarter, which represented a 54% sequential increase in new logos added. We also performed 178 demos in the second quarter, a 27% sequential increase. Importantly, customer satisfaction with illumin continues to remain very high and our self-serve demo pipeline continues to expand rapidly. As mentioned last quarter, we continue to focus our efforts on signing long-term self-serve contracts, with guaranteed revenue minimums and terms greater than one year. This has garnered some early success with an increasing number of these types of illumin self-serve contracts. We believe this approach will provide us with increasing revenue visibility into the future.”

Elliot Muchnik, illumin’s Chief Financial Officer, commented, “Our strong revenue growth this quarter highlights the early returns we have seen from our investments in illumin. The positive Adjusted EBITDA we achieved was in line with our expectations and is also a product of those investments. Overall, we continue to be very excited about our progress and illumin’s vast potential, which we believe is not reflected in our current share price. As a result, subsequent to the quarter-end and the completion of our prior normal course issuer bid program, the Board authorized a $40.0 million SIB. Further, the Company announced its intention to voluntarily delist from Nasdaq owing to the costs associated with maintaining this listing. We believe it is prudent to manage our costs given current macroeconomic concerns and remain cognizant of the challenges many organizations are facing in this environment.”

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the periods ended:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022 (As restated)	2023	2022 (As restated)
Net income (loss) for the period	$(5,608)	$1,164	$(9,170)	$(3,089)
Adjustments:
Finance costs (income)	(265)	125	(982)	271
Foreign exchange loss (gain)	2,403	(3,183)	2,459	(1,392)
Depreciation and amortization	1,449	1,198	2,939	2,402
Income tax expense	166	101	236	54
Share-based compensation	1,671	1,822	3,013	3,062
Severance expenses	205	269	248	282
Other expenses	-	-	-	79
Total adjustments	5,629	332	7,913	4,758
Adjusted EBITDA	$21	$1,496	$(1,257)	$1,669

Conference Call Details:

Date: Thursday, August 10, 2023
Time: 8:30AM Eastern Time

To register for the conference call webcast and presentation, please visit

https://illumin.com/investor-information/earnings-call/

Please connect at 15 minutes prior to the conference call to ensure time for any software download that may be needed to hear the webcast.

A recording of the conference call webcast will be available after the call by visiting the Company’s website at https://illumin.com/investor-information/.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures including “revenue less media costs”, “revenue less media costs margin”, “Adjusted EBITDA” and “Adjusted Net Income (Loss)” (as well as other measures discussed elsewhere in this press release).

The term “revenue less media costs margin” refers to the amount that “revenue less media costs” represents as a percentage of total revenue for a given period, while the term “revenue less media costs” refers to the net amount of revenue after deducting direct media costs. Revenue less media costs is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly, the Company believes it is useful supplemental information.

“Adjusted EBITDA” refers to net income (loss) after adjusting for finance costs, impairment loss, fair value gain, income taxes, foreign exchange loss (gain), depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses and adjustments to the carrying value of investment tax credits receivable. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Adjusted Net Income (Loss)” refers to net income (loss) after adjusting for non-cash items such as impairment loss, fair value gain, depreciation and amortization, share-based compensation, and foreign exchange loss (gain). The Company believes that Adjusted Net Income (Loss) is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities on a cash basis. It is another key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers, and that these non-IFRS measures in particular are relevant to their analysis of the Company.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

Disclaimer in regards to forward-looking statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. These statements may relate to the Company’s future financial outlook, financial position, anticipated events, results, success of its work from home policies, the Company’s strategy with respect to the illumin platform. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023 for the fiscal year ended December 31, 2022 (the "AIF") and the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2023 dated August 9, 2023 (the “MD&A”). A copy of the AIF, MD&A and the Company's other publicly filed documents can be accessed under the Company's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov. The Company cautions that the list of risk factors and uncertainties described in the AIF and the MD&A are not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties, and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Except as required by law, illumin does not intend, and undertakes no obligation, to update any forward-looking statement to reflect, in particular, new information or future events.

For further information, please contact:

Daniel Gordon Investor Relations Manager illumin Holdings Inc. 416-218-9888 ext. 5313 investors@illumin.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-646-6779 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Please note that the following financial information is an extract from the Company’s Condensed Interim Consolidated Financial Statements (unaudited) for the three and six months ended June 30, 2023 and 2022 (the “Financial Statements”) provided for readers’ convenience and should be viewed in conjunction with the Notes to the Financial Statements which are an integral part of the statements. The full Financial Statements and MD&A for the period may be found by accessing SEDAR+ and EDGAR.

illumin Holdings Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	June 30, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$65,667	$85,941
Accounts receivable	33,994	33,792
Income tax receivable	1,049	848
Prepaid expenses and other	4,300	3,153

	105,010	123,734
Non-current assets
Deferred tax asset	449	449
Other assets	274	248
Property and equipment	5,567	7,117
Intangible assets	7,141	5,229
Goodwill	4,870	4,870

	123,311	141,647

Liabilities

Current liabilities
Accounts payable and accrued liabilities	21,478	26,545
Income tax payable	17	43
Borrowings	213	4,032
Lease obligations	2,525	2,882

	24,233	33,502
Non-current liabilities
Borrowings	111	191
Deferred tax liability	1,060	1,060
Lease obligations	2,491	3,768

	27,895	38,521

Shareholders’ equity	95,416	103,126

	123,311	141,647

illumin Holdings Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian dollars)
(Unaudited)
For the three and six months ended June 30, 2023 and 2022

	Three months ended		Six months ended
	2023	2022 (As restated)	2023	2022 (As restated)
Revenue
Managed services	$20,127	$18,148	$37,076	$33,913
Self-service	13,063	10,112	22,609	18,168

	33,190	28,260	59,685	52,081

Media costs	17,309	13,597	31,327	25,499

Gross profit	15,881	14,663	28,358	26,582

Operating expenses
Sales and marketing	6,591	5,453	12,687	10,842
Technology	5,514	4,223	10,465	7,521
General and administrative	3,960	3,760	6,711	6,911
Share-based compensation	1,671	1,822	3,013	3,062
Depreciation and amortization	1,449	1,198	2,939	2,402

	19,185	16,456	35,815	30,738

Loss from operations	(3,304)	(1,793)	(7,457)	(4,156)

Finance costs (income)	(265)	125	(982)	271
Foreign exchange loss (gain)	2,403	(3,183)	2,459	(1,392)

	2,138	(3,058)	1,477	(1,121)

Net income (loss) before income taxes	(5,442)	1,265	(8,934)	(3,035)

Income taxes	166	101	236	54

Net income (loss) for the period	(5,608)	1,164	(9,170)	(3,089)

Basic and diluted net income (loss) per share	(0.10)	0.02	(0.16)	(0.05)

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to net income (loss):
Exchange gain (loss) on translating foreign operations	248	-	(53)	234

Comprehensive income (loss) for the period	(5,360)	1,164	(9,223)	(2,855)

illumin Holdings Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)
For the six months ended June 30, 2023 and 2022

	2023	2022 (As restated)
Cash provided by (used in)

Operating activities
Net loss for the period	$(9,170)	$(3,089)

Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	2,939	2,402
Finance costs (income)	(982)	271
Share-based compensation	3,013	3,062
Foreign exchange loss (gain)	2,459	(1,392)
Income tax expense	236	-
Change in non-cash operating working capital
Accounts receivable	(1,190)	5,061
Prepaid expenses and other	(1,164)	(728)
Other assets	(24)	-
Accounts payable and accrued liabilities	(5,437)	(4,470)
Income tax payable	-	(885)
Income taxes paid	(121)	-
Interest (paid) received, net	1,318	(204)

	(8,123)	28

Investing activities
Additions to property and equipment	(421)	(141)
Additions to intangible assets	(2,824)	(1,734)

	(3,245)	(1,875)

Financing activities
Repayment of term loans	(4,411)	(1,228)
Proceeds from international loans	304	1,075
Repayment of international loans	(411)	(1,205)
Repayment of leases	(1,691)	(1,135)
Repurchase of common shares for cancellation	(1,500)	(7,141)
Proceeds from the exercise of stock options	-	293

	(7,709)	(9,341)

Decrease in cash and cash equivalents	(19,077)	(11,188)

Impact of foreign exchange on cash and cash equivalents	(1,197)	1,460

Cash and cash equivalents – beginning of period	85,941	102,209

Cash and cash equivalents – end of period	65,667	92,481

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	56	1,781